R. Randall Wang Partner Direct: (314) 259-2149 rrwang@bryancave.com

September 18, 2007

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Tim Buchmiller

Re:	Reinsurance Group of America, Incorporated

Definitive Proxy Statement on Schedule 14A

Filed April 11, 2007

File No. 001-11848

Dear Mr. Buchmiller:

Thank you for your voice mail yesterday. On behalf of Reinsurance Group of America, Incorporated (the “Company”), I write to confirm my understanding, based on your message, that the Securities and Exchange Commission (the “SEC”) has taken no exception to the request by the Company for an extension from September 21, 2007 to October 26, 2007 for the Company to respond to the comments contained in the letter from the SEC staff to the Company dated August 22, 2007. The Company requested the extension in order to provide additional time to complete the responses and to coordinate with the compensation committee of its board of directors.

Please do not hesitate to contact me at (314) 259-2149 should you have any questions regarding this matter.

Very truly yours,

/s/ R. Randall Wang

R. Randall Wang

cc:	Reinsurance Group of America, Incorporated
William L. Hutton